December 4, 2025	Release 13-2025

Western Copper and Gold Partners with Little Salmon Carmacks
First Nation to Support School and Daycare Meal Programs

Vancouver, B.C. Western Copper and Gold Corporation ("Western" or the "Company") (TSX: WRN; NYSE American: WRN) is pleased to contribute $75,000 to Little Salmon Carmacks First Nation ("LSCFN") to support meal and nutrition programs at Tantalus Community School and the LSCFN Daycare for the 2025/26 school year.

These programs deliver daily meals and snacks to children in Carmacks, ensuring students have access to reliable, healthy food throughout the school day. In recent months, changes to federal support funding programs have created uncertainty for many Yukon communities, resulting in delays and gaps in approvals for programs that families depend on. As a result, several school nutrition programs across the territory, including those in Carmacks, have faced challenges in maintaining consistent delivery.

LSCFN has worked diligently to keep its programs operating despite these pressures. Western's contribution will help offset food purchasing, staffing, and program delivery costs so the community can maintain consistent services throughout the school year.

"Little Salmon Carmacks First Nation appreciates the support from Western Copper and Gold to continue offering the nutrition programs at Tantalus Community School and our Dunena Zra Sanchi Ku Daycare," said Russel Blackjack, Chief of LSCFN. "Following the disappointing announcement that Canada would not be supporting these programs, LSCFN was committed to continuing to offer them. These programs are essential to our community's children and families. They not only support nutrition, which ultimately plays a key role in learning outcomes for our children, but they provide employment opportunities for our citizens to support well-being and self-reliance. Mussi Cho."

"Ensuring children have access to nutritious meals is foundational to their health, learning, and development," said Sandeep Singh, President & CEO of Western. "We're grateful to work alongside Little Salmon Carmacks First Nation in supporting these programs for the children and families of Carmacks. We see this as part of what it means to operate responsibly in the Yukon."

The contribution is provided through Casino Cares, the Company's community investment program focused on youth, education, and community well-being across the Yukon.

Western's approach to community investment is grounded in partnership, respect, and the belief that strong relationships drive strong outcomes. As the Company advances the Casino Project, it remains committed to supporting initiatives that strengthen communities, enhance opportunities for youth, and contribute to a lasting positive legacy.

ABOUT LITTLE SALMON CARMACKS FIRST NATION'S NUTRITION AND WELLNESS PROGRAM

Little Salmon Carmacks First Nation has long prioritized programs that support the health, well-being, and success of children and families in the community of Carmacks. Through initiatives such as the Tantalus Community School meal program and the LSCFN Daycare food program, the First Nation provides daily access to nutritious meals and snacks, helping ensure students have the foundation they need to learn, grow, and thrive.

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LSCFN's approach to community wellness is guided by the Nation's values, leadership, and commitment to self-determination. By developing and delivering their own child-focused programs, LSCFN advances First Nation control over essential services, strengthens culturally grounded support, and responds directly to the needs of families in their community.

The First Nation continues to advocate for sustainable, long-term solutions to education and nutrition funding in the Yukon, and remains dedicated to maintaining consistent, reliable programs that support student success and contribute to a strong future for Carmacks.

ABOUT WESTERN COPPER AND GOLD CORPORATION

Western Copper and Gold Corporation is advancing the Casino Project, Canada's premier copper-gold mine in the Yukon and one of the most economic greenfield copper-gold mining projects in the world.

The Company is committed to working collaboratively with First Nations and local communities to progress the Casino Project, using internationally recognized responsible mining technologies and practices.

For more information, visit www.westerncopperandgold.com.

On behalf of the board,

"Sandeep Singh"

Sandeep Singh

President & Chief Executive Officer

Western Copper and Gold Corporation

For more information, please contact:

Cameron Magee

Director, Investor Relations & Corporate Development

Western Copper and Gold Corporation

437-219-5576 or cmagee@westerncopperandgold.com

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "plans", "projects", "intends", "estimates", "envisages", "potential", "possible", "strategy", "goals", "opportunities", "objectives", or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions. Such forward-looking statements herein include statements regarding the advancement of the proposed Casino Project, the Company's continued community investment commitments, and anticipated ongoing partnerships and program support.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events to be materially different from those expressed or implied by such statements. Such factors include but are not limited to the risk of unforeseen challenges in advancing the Casino Project, potential impacts on operational continuity, changes in general market conditions that could affect the Company's performance; and other risks and uncertainties disclosed in the Company's annual information form and Form 40-F for the most recently completed financial year and its other publicly filed disclosure documents.

Forward-looking statements are based on assumptions management believes to be reasonable, such assumptions and factors as set out herein, and in the Company's annual information form and Form 40-F for the most recently completed financial year and its other publicly filed disclosure document.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, other factors may cause results to be materially different from those anticipated, described, estimated, assessed or intended. These forward-looking statements represent the Company's views as of the date of this news release. There can be no assurance that any forward-looking statements will be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not intend to and does not assume any obligation to update forward-looking statements other than as required by applicable law.